June 12, 2019

VIA EDGAR

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby, Esq.

Re:	TimeFireVR, Inc. Preliminary Information Statement on PRE 14C Filed May 24, 2019 File No. 000-31587

Dear Mr. Derby:

We write on behalf of TimefireVR, Inc. (the “Company”) in response to the comment of the Securities and Exchange Commission (the “Commission”) in its letter dated June 7, 2019, commenting on the Company’s Preliminary Information Statement on Schedule 14C filed May 24, 2019.

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Preliminary Information Statement

General

  We note your response to prior comment 1. We further note that as a post-closing condition, Section 6.01(d) of the Share Exchange Agreement requires the company to have "the number of issued and outstanding shares of capital stock of the Parent, on a fully-diluted basis...as contemplated by this Agreement." As such, it appears that the proposed reverse stock split may be a requirement of the Share Exchange Agreement with Red Cat Propware, Inc. Because your proposed action effectively increases your authorized common stock by means of the reverse split and those shares are being used for the purposes described in the Share Exchange Agreement, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, the financial information required by Item 13 and Item 14.

3001 PGA Boulevard | Suite 305 | Palm Beach Gardens, Florida 33410 Telephone (561) 686-3307 | Facsimile (561) 686-5442 | www.nasonyeager.com PALM BEACH GARDENS • BOCA RATON

Matthew Derby, Esq. Securities and Exchange Commission June 12, 2019

Alternatively, please provide us with a detailed analysis regarding why you believe you are not required to provide some or all of this information. See Item 1 of Schedule 14C and Note A of Schedule 14A.

Response:

As discussed on our call with the Staff and as disclosed in the Form 8-K/A filed on June 11, 2019, before the 71-day deadline, the Company will be filing a Form 8-K/A to amend the initial Form 8-K filed on May 16, 2019 (the “Closing 8-K”), to include the financial information referred to in Item 9.01(a) and (b), relating to the acquisition of Red Cat Propware, Inc. (“RedCat”). As disclosed in the June 11th Form 8-K/A, RedCat has engaged Ciro E. Adams, CPA, LLC to complete the audit and review of RedCat’s required financial statements.

Representation and Conditions to Closing

Respectfully, this Comment misunderstands the meaning and intent of Section 6.01(d) of the Share Exchange Agreement dated May 13, 2019 (the “SEA”). This subsection of the SEA does not impose any post-closing conditions to the effectiveness of the SEA, but instead imposes a prior condition to closing. In full, this subsection reads: “At, and immediately after, the Closing, the authorized capitalization, and the number of issued and outstanding shares of capital stock of the Parent, on a fully-diluted basis, shall be as described in the Parent SEC Documents, and as contemplated by this Agreement.” This closing condition is a direct reference to the Company’s representations and warranties in Section 4.03 of the SEA, which sets forth the required capital structure of the Company on the closing date. The post-closing reference merely parallels the SEA’s requirement on the part of the Company to issue common and preferred stock as of closing to RedCat’s shareholders.

As referenced in the Staff’s Comment:

“The number of issued and outstanding shares of capital stock of the Parent, on a fully-diluted basis...as contemplated by this Agreement” which paraphrases Section 6.01(d), omits the opening portion of Section 6.01 and 6.01(d):

SECTION 6.01. Shareholders and Company Conditions Precedent. The obligations of the Shareholders and the Company to enter into and complete the Closing is subject, at the option of the Shareholders and the Company, to the fulfillment on or prior to the Closing Date of the following conditions. (Emphasis added.)

(d) Post-Closing Capitalization. At, and immediately after, the Closing, the authorized capitalization, and the number of issued and outstanding shares of capital stock of the Parent, on a fully-diluted basis, shall be as described in the Parent SEC Documents, and as contemplated by this Agreement. (Emphasis Added.)

Matthew Derby, Esq. Securities and Exchange Commission June 12, 2019

Again the post-closing reference simply gives effect to what occurs at the closing, it is not tied to the proposed reverse split.

It is clear that these are conditions that had to be met prior to or immediately at the closing.

Prior to the SEA, and as disclosed in its prior SEC filings, the Company had various classes of securities issued and outstanding (the “Old Derivative Securities”). Section 4.03 of the SEA required that the Company have a certain capital structure at the time of the closing. Section 4.03 goes on to specifically require, “immediately prior to the Closing”: (i) the execution of exchange agreements for all of the Old Derivative Securities, exchanging such securities for the new Series B Preferred Stock; and (ii) the filing of Certificates of Withdrawal of the Certificates of Designation for the old classes of preferred stock.

The SEA was executed May 13, 2019, but as disclosed in the Closing 8-K, the SEA did not close until May 15, 2019. During this time between the execution and the closing of the SEA, the condition imposed by the SEA that the Company have the required capital structure “on or prior to the Closing Date” was fulfilled by the Company. With these actions, the capital structure of the Company was brought into conformance with the representations and warranties of the Company given in Section 4.03 of the SEA. Accordingly, as required by Section 6.01, “immediately prior to the Closing Date,” the Company had the “authorized capitalization, and the number of issued and outstanding shares of capital stock” that were “contemplated by this Agreement.” With those prior conditions fulfilled, the parties closed the SEA on May 15, 2019 and issued the shares of common stock and shares of new Series A Preferred Stock required by the SEA.

As described in detail above, all conditions to closing the SEA were fulfilled prior to the closing, and the transaction has closed. All representations of the Company regarding capital structure were, as a result of the required actions taken immediately prior to the closing, true and correct as of the closing date, and the transaction was consummated.

Note A to Schedule 14A

Note A to Schedule 14A references “solicitation of security holders . . . for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company.” This note is inapplicable to the text of the SEA and the surrounding facts. The SEA required certain capital re-structuring as a condition to closing. That restructuring took place prior to the closing. In order to acquire RedCat, the closing consideration called for under the SEA consisted of the issuance of common stock and shares of newly-designated Series A Preferred Stock to the shareholders of RedCat. These shares were issued on May 15, 2019 and the SEA has closed.

Matthew Derby, Esq. Securities and Exchange Commission June 12, 2019

The Company had the power to issue these securities with the approval of its Board of Directors; no shareholder action was required for the Company to acquire RedCat. Further, since the Staff mentioned rescission of the SEA, we are of the opinion that no former RedCat shareholder has any power to rescind the SEA. Mr. Jeff Thompson, the Company’s Chief Executive officer and majority shareholder (and previously the majority shareholder of RedCat) is copied on this letter and concurs with our advice.

The reverse split described in the Company’s Schedule 14C does not create, issue, or authorize any additional securities to be issued to anyone, as all securities required to be issued under the SEA have in fact been issued. Were the reverse split not to proceed, the SEA will remain closed and the Company will remain in compliance with all of the SEA’s representations, warranties, and closing conditions regarding capital structure.

Discussion of Split

Although we recognize that the Background section of the SEA can provide clarity as to the parties’ intent in case of any ambiguity with respect to their obligations and conditions to be met under the SEA, this section is not legally binding. The rights, obligations, and covenants of the parties to the SEA and the conditions to be met are set forth in the body of the SEA. The fact that there is no mention of the reverse split in the Article II of the SEA, which contains the post-closing covenants, is strong evidence of the parties’ intent not to create any binding obligation on the part of the Company to effect the reverse stock split. The reverse stock split is mentioned in only one portion of the actual body of the SEA to reference the submission of the “planned reverse stock split and name change of the Parent to FINRA” in the Company’s representation regarding “No Conflicts; Consents.”[1] This reference to a “planned” reverse stock split in a representation cannot by itself create a contractual obligation. Further, we reference the Closing 8-K where the Company references the automatic conversion of the Series A Preferred Stock upon the effectiveness of any future reverse split; there is no mention of a requirement to effectuate a reverse stock split because that was never the intent.

Please note that the Company’s Chief Executive Officer and principal shareholder is a holder of a majority of the Company’s voting power and he alone has enough votes to take any shareholder action he deems appropriate including effectuating the reverse split and/or name change. As discussed above, no party to the SEA has any rescission rights related to the SEA nor is there any remedies provided for in the SEA for failure to effectuate a reverse split. If the reverse split does not take place, the Company would still be able to issue Preferred Stock and debt in order to raise capital. However, any such offering would likely be oppressive to the Company’s current shareholders.

_______________________________

[1] Section 4.05. (b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Parent in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than the ... (C) the submission of the planned reverse split and the name change of the Parent to FINRA.

Matthew Derby, Esq. Securities and Exchange Commission June 12, 2019

Clearly permitting that to occur is not in the public interest or necessary for the protection of the Company’s many shareholders. Within two months or less the Company shall file the required RedCat financial statements and the required pro forma financial statements. Further, within two months the Company will file a Form 10-Q disclosing information relating to the business of RedCat as well as the ongoing operations of the Company’s legacy business. There is no purpose in requiring this small company to spend substantial sums of its limited funds to comply with Regulation MA – especially since we believe it does not apply.

Please feel free to contact me should you require additional information at (561) 644-2222 or my partner, Brian Bernstein, Esq. at (305) 776-0916.

Sincerely yours,

NASON, YEAGER, GERSON,

HARRIS & FUMERO, P.A.

/s/ Michael D. Harris

cc:        Mr. Jeff Thompson (via email)

Brian S. Bernstein, Esq. (via email)